CONTACT:
MEDIA: Janet Ko
(905) 267-4226 janet.ko@mdsinc.com

INVESTORS: Catherine Love
                                                           (905) 267-4230 catherine.love@mdsinc.com

For Immediate Release:

MDS Announces Resolution of Litigation
Related to the Sale of MDS Analytical Technologies

TORONTO, CANADA, January 25, 2010 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today announced that PerkinElmer, Inc. (NYSE: PKI) has, pursuant to a settlement agreement, agreed to terminate its litigation against the Company, which was scheduled to be heard in Commercial Court in Toronto today.   MDS has a joint-venture with PerkinElmer to develop, manufacture and sell inductively coupled plasma mass spectrometers (ICP/MS).

The sale of MDS Analytical Technologies, which was announced on September 2, 2009, is expected to close before the end of the first calendar quarter 2010, subject to receiving regulatory approvals and satisfying closing conditions.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs, and the diagnosis and treatment of disease. We are a leading global provider of innovative technologies for use in medical imaging and radiotherapeutics, sterilization, pharmaceutical contract research, and analytical instruments. MDS has more than 3,500 highly skilled people in 13 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Caution Concerning Forward-Looking Statements
This document contains forward-looking statements, including statements with respect to the proposed sale of the MDS Analytical Technologies business, and factors that may affect such proposed sale. Some forward-looking statements may be identified by words like “believes”, “expects”, “anticipates”, “plans”, “intends”, “indicates” or similar expressions. The statements are not a guarantee that the proposed sale will be completed nor a guarantee of future performance, and are inherently subject to risks and uncertainties, including, but not limited to the risks and other factors set forth in reports and other documents filed by MDS with Canadian and U.S. securities regulatory authorities from time to time, including MDS’s quarterly and annual MD&A, Annual Information Form, and Annual Report on Form 40-F for the fiscal year ended October 31, 2008, filed with the U.S. Securities & Exchange Commission and the Management Information Circular (dated September 17, 2009).

SOURCE: MDS